EXHIBIT 8.1

TERRA NOVA ROYALTY CORPORATION

LIST OF SIGNIFICANT SUBSIDIARIES AS AT MARCH 31, 2011

		Beneficial
	Country of Incorporation	Interest(1)

M Financial Corp.	Barbados	100%
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Management Service GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Service GmbH	Austria	100%
Magnum Minerals Private Limited	India	100%
AFM Aluminiumfolie Merseberg GmbH	Germany	55%
MAW Mansfelder Alumiumwerk GmbH	Germany	55%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
MFC Corporate Services AG	Switzerland	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd	China	90%
Chongqing Lasernet Guangji Eye Hospital (a limited company)	China	52%
Hangzhou Zhe-er Optical Co. Ltd	China	46%
MFC Metal Trading GmbH	Austria	100%
MEG International Services Ltd	Canada	100%

Notes:

(1)	Percentages rounded to nearest whole number